Exhibit 99.1

Vitru Limited Announces the Acquisition of Rede Enem

Florianópolis, Brazil, September 2, 2022 – Vitru Limited, or “Vitru” (Nasdaq: VTRU) today announced the acquisition of Rede Enem, a platform that provides free content through an ecosystem that includes blogs, free preparatory courses, and social media profiles.

The purpose of Rede Enem is to improve the performance of secondary education students, mainly coming from public schools, in the National Secondary Education Examination (Exame Nacional do Ensino Médio, or ENEM). The ENEM result is part of the criteria for the selection process in the University for All Program (Programa Universidade para Todos, or PROUNI), Student Financing Program (Fundo de Financiamento Estudantil, or FIES), and scholarships in private educational institutions. Rede Enem also provides preparatory course with free content for the National Certification of Skills for Young People and Adults Examination (Exame Nacional para Certificação de Competências de Jovens e Adultos, or Encceja).

Rede Enem had more than 24,2 million views considering only two of its main domains in 2021, is the major share of voice between platforms focused on ENEM from June to August 2022 and is one of the five biggest preparatory courses channels for ENEM in volume of users and views on YouTube. The platform has a large flow of users and is an opportunity to get closer to our target audience.

The purchase price paid to sellers amounts to R$3 million, of which R$1.5 million was paid in cash, and an earn-out of up to R$1.5 million can be paid within 24 months upon the fulfillment of obligations and results goals.

“We believe that this deal is aligned with our mission, promoting access to knowledge through education but also an opportunity to open doors for our educational institutions”, according to Pedro Graça and William Matos, Vitru’s Co-CEOs.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/